Exhibit 4.05

                     [LETTERHEAD OF LEISUREPLANET HOLDINGS]

December 18, 2000

Graham Cohen
415 E. 52nd Street, Apt. 2LC
New York, NY  10022

Dear Graham,

As per our discussions, I am pleased to confirm a new arrangement, which supercedes any previous agreements, regarding employment on behalf of Leisureplanet Holdings.

Salary: $170,000 per annum - with annual increases at the discretion of Leisureplanet Holdings

Medical Benefits:  - Up to $500 a month

Stock Options - 250,000 shares of Leisureplanet Holdings with an exercise price of $0.75 per share.

Vesting: 62,500 options vest on March 1, 2001, and 62,500 per annum thereafter. In the event Leisureplanet, not for cause, terminates your employment before March 1, 2001, the initial 62,500 options will be vested. In the event of a change of control of Leisureplanet Holdings (as defined in Clive Kabatznik's employment contract), all options will be deemed to be fully vested.

Bonus : During the period of your employment you will participate in a management bonus pool. Such pool will be comprised of up to 5% of realized capital gains from Leisureplanet Holdings investments made after April 1, 2000. In addition, you will receive 10,000 shares of Leisureplanet Holdings stock upon acceptance of this letter.

Yours Sincerely,

/s/ Clive Kabatznik

Clive Kabatznik

Agreed to and Accepted by:

/s/ Graham Cohen

Graham Cohen



             6100 Glades Road, Suite 305, Boca Raton, FL 33434, USA
      Tel: +1-561-479 0040 Fax: +1-561-479 0757 e-mail: info@lpholdings.com